Amended Schedule A
To the
Fund Accounting Agreement

This Amended Schedule A, dated October 24, 2016, modifies the Fund Accounting Agreement, dated August 19, 2015, between Ultimus Managers Trust, on behalf of the Funds listed below, and Ultimus Fund Solutions, LLC.

FUNDS

Alambic Small Cap Value Plus Fund
Alambic Small Cap Growth Plus Fund
Alambic Mid Cap Growth Plus Fund
Alambic Mid Cap Value Plus Fund